SOL Strategies Files Form 40-F Registration Statement with the SEC

Initiates Final Steps Toward Nasdaq Listing Under Ticker STKE

Toronto, Ontario--(Newsfile Corp. - June 19, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company providing infrastructure for the Solana blockchain ecosystem, is pleased to announce that it has filed a Form 40-F Registration Statement ("Form 40F") with the United States Securities and Exchange Commission (the "SEC"), in connection with its application to list its common shares ("Shares") on The Nasdaq Stock Market LLC (the "Nasdaq").

In tandem with this milestone, the Company is incorporating a vote at its upcoming Annual General Meeting (AGM) on June 19, 2025, to approve a share price consolidation, a necessary step to meet Nasdaq's minimum listing requirements.

The Form 40-F filing is an important step in the Company's growth strategy. Subject to SEC effectiveness and Nasdaq approval, the Nasdaq listing would expand SOL Strategies' presence in U.S. capital markets. Upon effectiveness of the Form 40-F and approval of the Nasdaq listing application, SOL Strategies expects its common shares ("Shares") to begin trading on Nasdaq under the symbol STKE, while continuing to trade on the Canadian Securities Exchange under the symbol HODL.

The listing of the Shares on Nasdaq remains subject to the approval of Nasdaq listing qualifications staff and the satisfaction of all applicable Nasdaq Capital Market listing standards and regulatory requirements, including the Form 40-F being declared effective by the SEC. The Company will continue to maintain the listing of its Shares on the CSE. SOL Strategies will provide further updates on its Nasdaq listing application as information becomes available.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain ecosystem that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Cautionary Note Regarding Forward-Looking Information:

Neither the CSE nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the potential listing of the Company's Shares on Nasdaq, the timing thereof, receipt of regulatory approval for, and the Form 40-F Registration Statement with the SEC, and the continued listing on the CSE and its intended impact on the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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